October 3, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Erin Donahue, Staff Attorney
Geoffrey Kruczek, Staff Attorney
Ernest Greene, Staff Accountant
Melissa Gilmore, Senior Staff Accountant

Re:	Cerebras Systems Inc.
Request for Withdrawal of
Registration Statement on Form S-1
File No. 333-282418

To the addressees set forth above:

Cerebras Systems Inc. (the “Company”) hereby respectfully requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-282418), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 30, 2024 (together with the exhibits and any amendments thereto, the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking the withdrawal of the Registration Statement because the Company does not intend to conduct the proposed offering that is described therein at this time. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been sold. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company further hereby respectfully requests, pursuant to Rule 418 under the Securities Act, that any supplemental materials transmitted to the Commission by the Company be returned to the Company or destroyed promptly by the staff of the Commission. If returned, the supplemental materials may be returned to: Latham & Watkins LLP, Attn: Sarah B. Axtell, 140 Scott Drive, Menlo Park, California 94025.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a written copy of the Order to the undersigned at Cerebras Systems Inc., 1237 E. Arques Avenue, Sunnyvale, California 94085, with a copy to Sarah B. Axtell, Latham & Watkins LLP, 140 Scott Drive Menlo Park, California 94025.

Please direct any questions regarding this correspondence to our counsel, Sarah B. Axtell of Latham & Watkins LLP, by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com).

Thank you for your assistance in this matter.

Sincerely,

CEREBRAS SYSTEMS INC.

By:	/s/ Andrew D. Feldman
Name:	Andrew D. Feldman
Title:	Chief Executive Officer

cc:	Shirley X. Li, Cerebras Systems Inc. Tad J. Freese, Latham & Watkins LLP
Sarah Axtell, Latham & Watkins LLP